Mail Stop 4561

      June 28, 2007

Gerald J. Riehsen, III
Executive Vice President
Behringer Harvard Opportunity REIT II, Inc.
15601 Dallas Parkway, Suite 600
Addison, Texas  75001

Re:	Behringer Harvard Opportunity REIT II, Inc.
	Amendment No. 1 to Registration Statement on Form S-11
      Filed June 19, 2007
      Registration No. 333-140887

Dear Mr. Riehsen:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General

1. Please update your financial statements pursuant to Rule 3-12 of
Regulation S-X.

Risk Factors, page 34

Behringer Harvard Opportunity Advisors II LP and its affiliates..., page 40

2. Please expand the disclosure to address the conflict caused by compensation arrangements based on budgeted amounts, including acquisition and asset management fees.

We may suffer from delays in locating suitable investments..., page
34.
3. Please revise to include the disclosure from page 137 that historically public programs sponsored by affiliates of your advisor have experienced losses during the first several quarters of operations, due to initial start-up costs, lack of revenue producing activity and delay between property investment and revenues.

Prior Performance, page 136
4. We note that on page 139 you aggregate reasons for adverse developments of programs, provide an example of one program that a bankruptcy which resulted in adverse developments of one particular program and refer investors to the tables. Please revise your discussion of adverse business developments to separately discuss each program which suffered adverse business developments and the reasons for such developments in each program.
5. Please reconcile the names of the Public Programs to those in the tables.

Pending Litigation, page 139

6. We note your response to comment 32. Please advise us where you have included disclosure relating to the extent of the underperformance as requested in our prior comment.

Prior Performance Tables, page A-1

Table V

7. Please revise the table so that all columns appear on one page.


*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rachel Zablow, Staff Accountant at 202-551-
3428
or Cicely LaMothe, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan at 202-551-3852 or me at 202-551-3495 with any other questions.

      Sincerely,



Elaine Wolff
Branch Chief

cc:	Robert Bergdolt, Esq. (via facsimile)
Gerald J. Riehsen, III
Behringer Harvard Opportunity REIT II, Inc.
June 28, 2007
Page 1